

September 15, 2009

via U.S. Mail

Roy C. Smith, President
Garner Investments, Inc.
P.O. Box 3412
Casper, WY 82602

> **Re:** **Garner Investments, Inc.**
> **Post-Effective Amendment No. 3 to Registration Statement**
> **on Form S-1**
> **Filed August 28, 2009**
> **File No. 333-147368**

Dear Mr. Smith:

We have reviewed your response letter and amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you are removing from registration the 1,500,000 shares for sale on your behalf to the public and that you intend for the amended registration statement to relate solely to an offering by selling shareholders. Please revise your filing to remove all disclosure that would relate solely to a primary offering by you. For example, you should revise your disclosure on the prospectus cover page that you are conducting the offering on a self-underwritten basis and your

disclosure on the cover page regarding the use of funds. You should also revise your disclosure at page 12 to clarify in that section that you will not receive any proceeds from the offering of shares of common stock by the selling stockholders.

Prospectus Summary Information, Risk Factors and Ratio of Earnings to Fixed Charges, page 3

2.   Please update the summary financial information to provide such information as of the date of your most recent balance sheet and for your most recent interim period.

Risk Factors Related to Our Stock, page 10

We are a reporting company, but our stock is not publicly traded, page 12

3.   We reissue our prior comment 2.

Information with Respect to the Registrant, page 16

4.   We note your disclosure at page 17 that under your farmout agreement, you must commence drilling a well by December 31, 2009. However, we note that your disclosure at page 16 suggests that you do not plan to commence drilling operations until the second quarter of 2010. Given this disclosure and your disclosure regarding your financial position, please add related risk factor disclosure with respect to any failure by you to meet the December 31, 2009 deadline.

Closing Comments

        As appropriate, please amend your filing in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        We will consider a written request for acceleration of the effective date of the registration statements as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Laura Nicholson at (202) 551-3584 or, in her absence, me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: L. Nicholson

        via facsimile

        Michael A. Littman, Esq.
        (303) 431-1567